

May 22, 2014

Via E-mail
Roger Susi
Chief Executive Officer and President
iRadimed Corporation
7457 Aloma Avenue
Winter Park, FL 32792

  Re: iRadimed Corporation
    Draft Registration Statement on Form S-1
    Submitted April 25, 2014
    CIK No. 00013525618

Dear Mr. Susi:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note your disclosure that in addition to the sale of your pump systems, you generate revenue by the sale of disposable IV sets used during every patient infusion. Revise to clarify whether your pump systems require the use of disposable IV sets that only you sell, or whether another manufacturer's disposable IV sets can be used in your devices.

2. We note your disclosure in the third paragraph regarding your revenue growth from 2011 – 2013 and your operating income and operating margins in fiscal year 2013. Please also disclose your operating income for the fiscal years 2011 and 2012, as well as your net income (or loss) for all periods. With respect to your operating margin disclosure, please clarify if the number cited is a blended figure representing your margins across all product types you sell, and if so, please provide separate disclosure of your margins for your pump systems and disposable IV sets.

3.   Please balance your disclosure regarding the potential competitive opportunity you
        believe you have, given the recall of a competitor's product, with a brief discussion of
        your recall noted on page 73. Also describe the impact this recall may have on your
        ability to capitalize on the potential opportunity described here.

4.   Please revise the last paragraph on this page to clarify that your competitor does not
        intend to remove its pumps from the market until June 2015, as you state on pages 55 and
        throughout your prospectus.

Implications of Being an Emerging Growth Company, page 5

5.   Please consider describing the extent to which any of the exemptions that are available to
        you as an "emerging growth company" are also available to you as a Smaller Reporting
        Company. Also, please supplementally provide us with copies of all written
        communications, as defined in Rule 405 under the Securities Act, that you, or anyone
        authorized to do so on your behalf, present to potential investors in reliance on Section
        5(d) of the Securities Act, whether or not they retain copies of the
        communications. Similarly, please supplementally provide us with any research reports
        about you that are published or distributed in reliance upon Section 2(a)(3) of the
        Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups
        Act by any broker or dealer that is participating or will participate in your offering.

Offering Summary, page 6

6.   We note your disclosure here and on page 31 that while you have identified certain uses
        for the offering proceeds, you "cannot specify with certainty all of the particular uses for
        the net proceeds to be received upon completion of the offering." Please revise to state
        explicitly that you have no current specific plan for the offering proceeds and discuss the
        principal reasons why you are conducting the offering at this time.

We... are required to comply with FDA regulations, page 18

7.   It appears that you are discussing separate and distinct risks in the two paragraphs of this
        risk factor. Please revise to highlight each risk separately.

Robert Susi... owns a significant percentage of our stock, page 25

8.   We note your disclosure indicating that your largest shareholder beneficially owns 83%
        of your outstanding stock. Accordingly, please tell us, if known, whether you will
        qualify as a "controlled company" under NASDAQ's listing requirements. If so, please
        revise to explain the exemptions available to you as a "controlled company" under the
        exchange's listing standards.

Capitalization, page 33

9.   Please remove your line item for cash and cash equivalents and investments since this is
        not part of your capitalization.

Intellectual Property, page 64

10.   Please revise to clarify how you obtained the intellectual property rights described in this
        section. From your disclosure on pages 53 – 54, it is unclear what rights the person or
        persons who developed your pump system may have.

Product Recalls, page 73

11.   We note the last sentence of the last paragraph beginning on page 73. Please expand to
        describe the remainder of the observations cited by the FDA in the Form 483 issued on
        April 16, 2014.

Financial Statements, page F-1

Note 5 – Capital Stock, page F-15

12.   We note the discussion of your reincorporation in Delaware on April 14, 2014. Please
        respond to the following:

        •   Given the terms of conversion of your preferred stock as disclosed on page F-16,
                please tell us why you disclose that upon the effective date of your initial public
                offering all of your New Series A Preferred Stock will be automatically converted
                into common stock.
        •   Please explain why you believe it is appropriate to include the conversion of the
                preferred stock that you expect to occur upon the effective date of the IPO as a
                part of the recapitalization and account for it as a stock split and retroactively
                restate your financial statements for all periods presented.

Note 6 – Stock-Based Compensation, page F-17

13.   Please tell us the estimated IPO price range. To the extent that there is a significant
        difference between the estimated grant-date fair values of your common stock during the
        past twelve months and the estimated IPO price, please tell us each significant factor
        contributing to the difference.

14.   We see your disclosure here and on pages 44 – 46 that you used a third party valuation
        specialist to determine the fair value of your common stock. Please tell us the nature and
        extent of the third party valuation specialist's involvement and management's reliance on
        the work of the third party. Please refer to Question 141.02 of the Compliance and

        Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

<u>General</u>

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Julie Sherman at (202) 551-3640 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

        Sincerely,

        /s/ Mary Beth Breslin for

        Amanda Ravitz
        Assistant Director

cc (via e-mail): Leib Orlanski, Esq.
                K&L Gates LLP